Exhibit 99.6

Thomas L. Dyer, P.E.

I, Thomas L. Dyer, P.E., do hereby certify that I am currently employed as Senior Engineer for Mine Development Associates, Inc. located at 210 South Rock Blvd., Reno, Nevada 89502 and:

1. I graduated with a Bachelor of Science degree in Mining Engineering from the South Dakota School of Mines and Technology in 1996. I have worked as a mining engineer for a total of 16 years since my graduation.

2. I am a Registered Professional Engineer in the state of Nevada (#15729) and a SME

Registered Member in good standing (#4029995).

3. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in section 1.5 of National Instrument 43-101.

4. I am one of the authors of this Technical Report titled Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru prepared for Sulliden Gold Corporation Ltd., effective as of September 26, 2012, and dated November 9, 2012. I am responsible for Sections 15, 16, 21.2, and 21.23 through 21.32, and am co-responsible for Sections 1, 3, and 24 through 26, except for those issues discussed in Section 3.0.

5. I visited the Shahuindo project site on May 4 through 7, 2010.

6. As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

7. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

8. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated September 19, 2014.

“Thomas L. Dyer"
Thomas L. Dyer